3040 N. Campbell Avenue, Suite 110
Tucson, Arizona USA 85719

News Release

July 9, 2012	TSX.V SYMBOL – PL

Pan American Lithium Corp. Announces New Advisory Agreement

Pan American Lithium Corp. (TSX-V:PL) (OTCCB: PALTF) (“Pan American” or the “Company”), www.panamericanlithium.com, the Company announces that it has retained NuWa Group, LLC (“NuWa”) through a consulting agreement under which NuWa will assist Pan American as a strategic planning advisor in addition to services related to project negotiation and due diligence. In consideration for these services, and subject to approval by the TSX Venture Exchange (the “TSXV”), the Company will pay $8,000 per month to NuWa, payable in shares of the Company’s common stock (“Shares”). The number of Shares to be issued to NuWa is determined by dividing: (a) $24,000 (for each three (3) month period); by (b) the closing price of the Shares on the TSXV on the last trading day of each three (3) month period. In no event shall the total number of Shares issued to the Consultant for any three (3) month period exceed 400,000 Shares, or in total more than 1.6 million (1,600,000) Shares for the term of the agreement as it may be extended. The Shares issued under the agreement will be subject to a 4-month “Exchange Hold Period” in accordance with the policies of the TSXV.

About Pan American:

Pan American has rights in ten lithium-bearing salars in Chile’s Atacama Region III covering cumulatively more than 19,000 hectares, including the Laguna Verde surface brine lake.

On Behalf of the Board

PAN AMERICAN LITHIUM CORP.

/s/ Andrew Brodkey
Andrew A. Brodkey
President and CEO
Tel: (520) 623-3090

For further information contact:Jodi Henderson, Corporate Secretary
1-520-989-0032
Email: jhenderson@kriyah.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.